Christine

AY TJOE



▲1.31

Sharpe Ratio[1]

51.3%

Annual Record Price Growth Rate[2]

99% SOLD OUT

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Why Do We Like This Painting?

1. As of August 2023, the market for Ay Tjoe has a Sharpe Ratio of 1.31, **the 7th highest of any artist tracked at Masterworks.**[1]


0.49
S&P 500
0.51
All Art
▲ 1.31
Ay Tjoe's Market

2

Her market has seen significant growth in recent years, with a **51.3% Annual Record Price Growth Rate** based on data from November 2006 to December 2022.[2]


51.3% Annual Record
Price Growth Rate

3

We believe there is high demand for this offering. It previously sold at auction twice: first for $159K at Sotheby's in 2013, and then for $1.07M at Sotheby's in 2021, placing 5th in her auction records.


Sotheby's 蘇富比

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Initial Offering Price is $1,110,000

More information on the Offering Circular can be found at [sec.gov](sec.gov)

1. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Christine Ay Tjoe has a risk-adjusted appreciation of 1.31. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Christine Ay Tjoe have a record price compound annual growth rate ("CAGR") of 51.3% from November 26, 2006 to December 31, 2022. This calculation is based on (i) a record price of $1,799 on November 26, 2006, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,416,635, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.